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March 2003



PT BANK BUANA INDONESIA Tbk.


Loans in Trillion Rupiah
4.21
3.96
2.70
1.81
0.91
1.14
Mar-03 Dec-02 Dec-01 Dec-00 Dec-99 Dec-98


NPL in Percentage
1.14
0.75
2.80
3.85
13.26
57.08
Mar-03 Dec-02 Dec-01 Dec-00 Dec-99 Dec-98


LDR in Percentage
36.55
31.53
24.62
17.58
9.87
17.10
Mar-03 Dec-02 Dec-01 Dec-00 Dec-99 Dec-98


CAR in Percentage
23.31
22.34
23.71
20.65
24.41
16.06
Mar-03 Dec-02 Dec-01 Dec-00 Dec-99 Dec-98


Total Asset in Trillion Rupiah
13.57
13.28
12.27
10.62
9.56
6.88
Mar-03 Dec-02 Dec-01 Dec-00 Dec-99 Dec-98


Net Income in Billion Rupiah
105.78
91.21
48.58
Mar-03 Mar-02 Mar-01


Total Deposits in Trillion Rupiah
11.53
11.47
10.97
9.60
8.73
6.29
Mar-03 Dec-02 Dec-01 Dec-00 Dec-99 Dec-98


Total Equity in Trillion Rupiah
1.32
1.27
1.03
0.70
0.55
0.29
Mar-03 Dec-02 Dec-01 Dec-00 Dec-99 Dec-98

New Initiative Highlight

1. **ATM ALTO**
   In cooperation with ATM ALTO Network, Bank Buana would join their ATM network in order to improve its services quality to Buana Visa Electron Customers. Starting in June 2003, Customers might perform banking transactions at more than 3000 ATMs nationwide. Some of the features provided are Cash Withdrawal, Balance Inquiry, Remittance, Transfer and Cash Advance.

2. **MultiBank Mobile Banking**
   As an effort to enhance the function of Buana Mobile Banking, Bank Buana is in the progress of developing a MultiBank Mobile Banking platform. With this feature, all Buana Mobile Banking Customers would be able to access many other banking transactions with other Banks outside Bank Buana through their mobile phones.

3. **Buana Visa Classic & Buana Visa Gold**
   After the successful launching of Buana Visa Electron, Bank Buana would launch Buana Visa Classic Card and Buana Visa Gold Card in cooperation with Visa International. Expected to launch in August 2003, Cardholders would be able to use these products worldwide, at more than 15 million merchants. Accompanied with 24 hours Customers Service Call Center, Bank Buana is ready to assist and provide good quality of services to all Cardholders.

Financial Performance - March 2003

During the first quarter of 2003, Bank Buana keeps showing a sound financial performance. The total assets have been increased by Rp 1.42 trillion from Rp 12.15 trillion as of March 31, 2002 to Rp 13.57 trillion as of March 31, 2003. The increase of assets includes the increase of Bank Indonesia certificates which were increased by Rp 212.81 billion or 3.62% to Rp 6.09 trillion as of March 31, 2003. In addition to the increase of assets, the Bank also succeed to increase its growth of equity. During the period of March 31, 2002 to March 31, 2003, the equity was grown at 18.13% to Rp 1.32 trillion as results of capital raising from the right issue made in August 2002 and the net income earned by Bank Buana during the period. As of March 31, 2003, the paid up and the additional paid-in capital stands at Rp 744.49 billion and Rp 165.77 billion, respectively, or increase by Rp 259.49 billion or 53.50% and Rp 142.21 billion or 603.41%, respectively, as compared to March 31, 2002.

In term of the profitability, Bank Buana also demonstrates a sustainable growth. Net income before tax was increased by Rp 14.56 billion from Rp 91.21 billion for the first quarter ended March 31, 2002 to Rp 105.78 billion for the same period ended March 31, 2003. On the contrary, the net interest income was decreased by Rp 11.83 billion or 7.17% from Rp 164.99 billion for the first quarter ended March 31, 2002 to Rp 153.16 billion for the same period ended March 31, 2003. The Bank has booked the interest revenue amounting to Rp 409.65 billion for the first quarter ended March 31, 2003 or decrease by 6.06% compared to the interest revenue of Rp 436.09 billion for the same period ended March 31, 2002. The decrease is mainly due to the Government's policy that is lowering the interest rates to stimulate the national economy.

Despite of the decrease of the interest revenue, interest expense for the first quarter ended March 31, 2003 was also decreased to Rp 256.49 billion as compared with the interest expense of Rp 271.09 billion for the same period ended March 31, 2002. On the other hand, the Bank's other operating expense has grown from Rp 93.60 billion for the first quarter ended March 31, 2002 to Rp 109.87 billion for the same period ended March 31, 2003. The growth of the operating expense was mainly derived from the increase of the administration and general expenses, which increase by Rp 8.84 billion or 21.57%. Moreover, the Bank's personnel expenses have also increased slightly by 3.36% from Rp 51.09 billion for the first quarter ended 31 March 2002 to Rp 52.81 billion for the same period ended March 31 2003, which is mainly due to the increase of salaries and other benefits provided for well-being of all employees. Numerous in-house training programs which was offered to improve the quality of human resources of the Bank have also contributed to this increase.

To participate in the development of the economy, the Bank increases tremendously the loans disbursements (include fixed loan facilities to other banks) where the loans grew by 43.11% to Rp 4.22 trillion as of March 31, 2003 compared to the outstanding amount of loan amounting to Rp 2.95 trillion as of March 31, 2002. Despite of that, the Bank keeps consistently applying prudent banking practices in the loan evaluation. As a result, the amount of non-performing loans in the first quarter of 2003 amounted to only Rp 47.83 billion, or representing 1.14% of the total loan portfolio. As of March 2003, loan in the sectors of trading, restaurants and hotel and industry have become a major portions which account for 46.68% and 24.75%, respectively. From the view of market segment, the Retail and Commercial Loans comprise of 63.04% from total loan portfolio, an increase of 34.18% as compared to March 31, 2002. Other market segment of loans are Corporate and Consumer Loans which account for 26.02% and 10.93% of total loan as of March 31, 2003, respectively. The Bank Buana's loans to deposits ratio has increased substantially from 27.99% as of March 31, 2002 to 36.55% as of March 31, 2003.

In term of third party funding, total deposits as of March 31, 2003 has been posted at Rp 11.53 trillion or increase by Rp 1.02 trillion or 9.69% over the amount of deposits as of March 31, 2002 which amounts to Rp 10.51 trillion. Time Deposits account for the highest growth for the growth of the deposits where it increases by Rp 715.51 billion. As of March 31, 2003, the balance of the time deposits comprise of 41.45% of the Bank's total deposit. On the other hand, Current and Savings Accounts account for 25.03% and 33.52% from total deposits, respectively, as of March 31, 2003.

As of March 31, 2003, the Bank's Capital Adequacy Ratio (CAR) stands at 23.31%, or well above by 15.31% compared to the Bank Indonesia's CAR requirement of 8%. In addition, the Bank consistently maintains its Net Open Position far below the maximum requirement allowed by Central Bank of 20%. As of March 2003, the Bank's Net Open Position stands at 1.27%.

About Us...

PT BANK BUANA INDONESIA Tbk.

Board of Commissioners
R. Rachmad
Lukito Winarto
Wimpie Wirja Surja
Soetadi Limin

Board of Directors
Jimmy Kurniawan Laihad
Aris Janasutanta Sutirto
Eddy Muljanto
Pardi Kendy
Safrullah Hadi Saleh
Soehadie Tansol

Executive Vice Presidents
Ishak Sumarno
Karman Tandanu
Januar Tedjo Kusumo
Antony

Investor Relation
PT Bank Buana Indonesia Tbk.
Corporate Secretary & Public Relation Division
Maruba Sihaloho / Juliana Samudro
Jl. Gajah Mada No. 1A
Jakarta 10130, Indonesia
Phone: (021) 6330585
Fax : (021) 6312340
corsec@bankbuana.com
www.bankbuana.com

Office Network
- Jakarta
- Medan
- Surabaya
- Bandung
- Semarang
- Makassar
- Palembang
- Solo
- Pontianak
- Cirebon
- Bengkulu
- Jember
- Denpasar
- Tasikmalaya
- Serang
- Bandar Lampung
- Magelang
- Pekanbaru
- Balikpapan
- Samarinda
- Banyuwangi
- Yogyakarta
- Bogor
- Banjarmasin
- Batam
- Jombang
- Malang
- Purwokerto
- Jambi

Products & Services

Consumer Loans
Oto Buana/ Auto Loans
Pondok Buana/ Housing Loans

Checking Account

Savings Account
Priority Savings Account
Productive Savings Account
Buana Plus Savings Account
Productive Foreign Exchange Accounts

Time Deposits
Time Deposit
Foreign Exchange Time Deposits

Other Services
Remittance
Tax Payment
Foreign Exchange Trading
Mobile Banking
L/C Import
Bill Collections
Bank Guarantees
Utility Payment
Safe Deposit Box
Buana Visa Electron

INCOME STATEMENT AND RETAINED EARNINGS
PT BANK BUANA INDONESIA Tbk.
For the three months ended March 31, 2003 and 2002

(In Million Rupiah)

NO	ACCOUNT	3 Months	3 Months
	OPERATING REVENUES AND EXPENSES		
1.	Interest Revenue		
	1.1. Interest Earned	400,523	429,002
	a. Rupiah	387,336	418,108
	b. Foreign Currencies	13,187	10,894
	1.2. Provisions and Commissions	9,127	7,085
	a. Rupiah	8,943	6,941
	b. Foreign Currencies	184	144
	Total Interest Revenue	**409,650**	**436,087**
2.	Interest Expense		
	2.1. Interest Expense	256,487	271,094
	a. Rupiah	250,211	264,388
	b. Foreign Currencies	6,276	6,706
	2.2. Commissions & Previsions	-	-
	Total Interest Expense	**256,487**	**271,094**
	Net Interest Income	**153,163**	**164,993**
3.	Other Operating Revenue		
	3.1. Revenues On Provisions Commissions and Fee	4,562	4,728
	3.2. Revenues On Foreign Currencies	10,788	1,959
	3.3. Gain On Investment in Securities	21,734	35,839
	3.4. Others Revenues	13,228	10,202
	Total Other Operating Revenues	**50,312**	**52,728**
4.	Net Charge of Losses On Earning Assets	(17,030)	35,000
5.	Estimated Losses on Commitments and Contingencies	-	-
6.	Others Operating Expenses		
	6.1. General and Administrative Expenses	49,845	41,001
	6.2. Personnel Expenses	52,808	51,092
	6.3. Losses on Investment in Securities	-	-
	6.4. Losses on Foreign Exchange Transaction	-	-
	6.5. Others Expenses	7,212	1,507
	Total Other Operating Expenses	**109,865**	**93,600**
	NET OPERATING REVENUE/ EXPENSE	**110,640**	**89,121**
	NON-OPERATING REVENUE AND EXPENSE		
7.	Non Operating Revenues	1,147	2,775
8.	Non Operating Expenses	6,012	683
	Net Non Operating Revenue/ Expense	**(4,865)**	**2,092**
9.	Extraordinary Gain/Loss	-	-
10.	**Profit/Loss before Tax Income**	**105,775**	**91,213**
11.	Estimation on Income Tax Assessment -/-	-	-
12.	**PROFIT/LOSS FOR CURRENT YEAR (REPORTING YEAR)**	**105,775**	**91,213**
13.	Minority Interest -/-	-	-
14.	Retained Earning Carried Forward	264,555	422,898
15.	Dividend -/-	(57,000)	-
16.	Others	-	-
17.	**Retained Earnings at End of Period**	**313,330**	**514,111**
18.	**Earnings (Net Income) per Share**	**35**	**94**

COMMITMENTS AND CONTINGENCIES
PT BANK BUANA INDONESIA Tbk.
As at 31 March 2003 and 2002

(In Million Rupiah)

NO	ACCOUNT	31/03/ 2003	31/03/ 2002
	COMMITMENTS		
	Commitments Claims/Receivable		
1.	Unused Borrowings		
	a. Rupiah	-	-
	b. Foreign Currencies	-	-
2.	Others	-	-
	Total Commitments Claims	-	-
	Committed Liabilities		
1.	Undisbursed Credit Line		
	a. Rupiah	1,711,724	1,434,908
	b. Foreign Currencies	-	-
2.	Outstanding Irrevocable Trade L/Cs	55,977	65,913
3.	Others	-	-
	Total Committed Liabilities	**1,767,701**	**1,500,821**
	Total Net Committed	**(1,767,701)**	**(1,500,821)**
	CONTINGENCIES		
	Contingent Claims		
1.	Guarantees Received		
	a. Rupiah	-	-
	b. Foreign Currencies	-	-
2.	Interest Income in Settlement Process		
	a. Rupiah	1,643	1,178
	b. Foreign Currencies	-	-
3.	Others	-	-
	Total Contingent Claims	**1,643**	**1,178**
	Contingent Liabilities		
1.	Guarantees issued		
	a. Bank Guarantees		
	- Rupiah	118,265	81,897
	- Foreign Currencies	3,037	4,488
	b. Others	-	480
2.	Outstanding Revocable Trade L/Cs	-	-
3.	Others	1,451	5,644
	Total Contingent Liabilities	**122,753**	**92,509**
	Total Net Contingencies	**(121,110)**	**(91,331)**

FINANCIAL RATIO
PT BANK BUANA INDONESIA Tbk.
As at 31 March 2003 and 2002

NO	RATIO (%)	31/03/ 2003	31/03/ 2002
I.	**Capital**		
	1.CAR	23.31%	26.14%
	2.Fixed Assets to Capitals	35.63%	36.94%
II.	**Earning Assets**		
	1.Non - Performing Earning Assets	0.38%	0.64%
	2.NPL	1.14%	2.44%
	3.Allowance for Earnings Assets Losses to Earning Assets	0.55%	1.28%
	4.Compliance of Allowance for Earning Assets Losses	101.29%	147.75%
III.	**Rentability**		
	1.ROA	3.13%	2.95%
	2.ROE	36.95%	40.04%
	3.NIM	5.00%	5.84%
IV.	**Liquidity**		
	LDR	36.55%	27.99%
V.	**Compliance**		
	1.a. Percentage Violation of Legal Lending Limit		
	a.1. Connected Parties	0.00%	0.00%
	a.2. Non - Connected Parties	0.00%	0.00%
	b. Percentage Lending in Excess of The Legal Lending Limit		
	b.1. Connected Parties	0.00%	0.00%
	b.2. Non - Connected Parties	0.00%	0.00%
	2.Reserve Requirement (Rupiahs)	5.05%	5.04%
	3.Net Open Positions	1.27%	1.05%

BALANCE SHEET
PT BANK BUANA INDONESIA Tbk.
As at 31 March 2003 and 2002

(In Million Rupiah)

NO	ACCOUNT	31/03/ 2003	31/03/ 2002
	ASSETS		
1.	Cash	182,587	96,410
2.	Placement at Bank Indonesia	6,656,318	6,393,197
	a. Demand Deposit at Bank Indonesia	568,129	517,820
	b. Certificate of Bank Indonesia	6,088,189	5,875,377
	c. Others	-	-
3.	Demand Deposits at Other Bank	75,655	102,307
	a. Rupiah	4,616	4,968
	b. Foreign Currencies	71,039	97,339
4.	Interbank Placements	692,333	793,570
	a. Rupiah	171,567	30,000
	b. Foreign Currencies	520,766	763,570
	Allowance for Interbank Placements at Other Banks -/-	(7,677)	(8,958)
5.	Securities Held	872,297	917,281
	a. Rupiah	50,701	350,156
	i. Trading	18,400	323,709
	ii. Available for Sale	22,322	18,785
	iii. Held to Maturity	9,979	7,662
	b. Foreign Currencies	821,596	567,125
	i. Trading	724,042	-
	ii. Available for Sale	7,544	28,839
	iii. Held to Maturity	90,010	538,286
	Allowance for Securities Held -/-	(11,943)	(6,030)
6.	Government Bonds Held	321,916	-
	a. Trading	321,916	-
	b. Available for Sale	-	-
	c. Held to Maturity	-	-
7.	Securities Purchased under Agreement to Resell (Reverse Repo)	-	500,000
	a. Rupiah	-	500,000
	b. Foreign Currencies	-	-
	Allowance for Securities Purchased under Agreement to Resell -/-	-	(5,000)
8.	Derivative Assets	468	250
	Allowance for Derivative Assets -/-	(5)	(2)
9.	Credit Extended (Loan)	4,215,122	2,945,249
	a. Rupiah	4,165,154	2,855,874
	i. Connected Parties	30,555	38,398
	ii. Others Parties	4,134,599	2,817,476
	b. Foreign Currencies	49,968	89,375
	i. Connected Parties	10,317	-
	ii. Others Parties	39,651	89,375
	Allowance for Credit Extended -/-	(47,296)	(122,094)
10.	Acceptance Assets	45,735	16,649
	Allowance for Acceptance Assets -/-	(457)	(166)
11.	Equity Participation	389	7,889
	Allowance for Equity Participation	(66)	(79)
12.	Deferred Income	42,695	50,117
13.	Prepaid Expenses	26,609	23,046
14.	Prepaid Taxes	25,425	29,943
15.	Deferred Tax Assets	12,919	5,726
16.	Fixed Assets	466,436	408,461
	Accumulated Depreciation of Fixed Assets -/-	(150,303)	(108,772)
17.	Leased assets	-	-
	Accumulated leased assets -/-	-	-
18.	Transferred Collaterals	18,549	21,810
19.	Other Assets	131,407	86,838
	Total	**13,569,113**	**12,147,642**

(In Million Rupiah)

NO	ACCOUNT	31/03/ 2003	31/03/ 2002
	LIABILITIES AND EQUITY		
1.	Demand Deposits	2,885,303	2,875,661
	a. Rupiah	1,768,044	1,727,290
	b. Foreign Currencies	1,117,259	1,148,371
2.	Other Current Liabilities	100,287	90,403
3.	Saving Deposits	3,864,895	3,571,753
4.	Time Deposits	4,778,598	4,063,085
	a. Rupiah	4,386,195	3,696,071
	i. Connected Parties	196,242	50,278
	ii. Others Parties	4,189,953	3,645,793
	b. Foreign Currencies	392,403	367,014
	i. Connected Parties	35,332	43,140
	ii. Others Parties	357,071	323,874
5.	Certificates of Deposit	14	19
	a. Rupiah	14	19
	b. Foreign Currencies	-	-
6.	Deposits from Other Banks	317,832	167,024
7.	Securities Sold under Agreement to Repurchase (Repo)	-	-
8.	Derivative Liabilities	403	216
9.	Acceptance Liabilities	45,735	16,649
10.	Securities Issued	-	-
	a. Rupiah	-	-
	b. Foreign Currencies	-	-
11.	Borrowings	55,602	61,593
	a. Short Term Funding Facilities from Bank Indonesia	-	-
	b. Others	55,602	61,593
	i. Rupiah	44,394	51,175
	- Connected Parties	-	-
	- Others Parties	44,394	51,175
	ii. Foreign Currencies	11,208	10,418
	- Connected Parties	-	-
	- Others Parties	11,208	10,418
12.	Allowance for losses on Commitments and Contigencies	1,774	1,925
13.	Leasing Liabilities	-	-
14.	Deferred Expenses	22,221	27,995
15.	Income Tax Assessment	-	-
16.	Deferred Tax Liabilities	-	934
17.	Other Liabilities	173,283	150,325
18.	Subordinated Loans	-	-
	a. Connected Parties	-	-
	b. Others Parties	-	-
19.	Loan Capital	-	-
	a. Connected Parties	-	-
	b. Others Parties	-	-
20.	Minority Interest	-	-
21.	Equity	1,323,166	1,120,060
	a. Paid Up Capital	744,494	485,000
	b. Agio (disagio)	165,772	23,567
	c. Donated Capital	-	-
	d. Translation Adjustment in Financial Statements	-	-
	e. Increment from Revaluation of Fixed Assets	103,280	103;280
	f. Unrealized Gains/Losses of Securities	2,510	322
	g. Other Comprehensive Incomes	-	-
	h. Difference in Value of transactions with entities under common control	(6,220)	(6,220)
	i. Retained Earnings	313,330	514,111
	Total Liabilities and Equity	**13,569,113**	**12,147,642**

Latest News

1. PT Sari Dasa Karsa, the major Shareholder of Bank Buana, has signed Sales Purchase Agreement (SPA) with the International Finance Corporation (IFC) on April 24, 2003 at Istana Ballroom, Sari Pan Pacific Hotel-Jakarta. IFC has committed to be one of the Bank's Shareholders through Right Issue II and would conduct as a Strategic Investor. IFC would acquire 6.99% of total share ownership in the Bank or total of 260,460,191 shares, whereas PT Sari Dasa Karsa would still hold total of 57.52%.

2. On April 24, 2003, Bank Buana held an Extraordinary General Shareholders Meeting at Sari Pan Pacific Hotel-Jakarta. The meeting has approved the allotment of 744,494,202 new shares that would be acquired through Right Issue II from Shareholders whom are listed on the Shareholders' List as of May 9, 2003. This Right Issue applies 4:1 ratio with an offering price of Rp. 360.00/share or a maximum total of Rp 268,017,912,720. Approximately 20 % of the total funds accumulated would be invested in banking technology and 80% would be allocated for medium and long term loan distribution.

3. Bank Buana's shares in the form of American Depository Receipt (ADR) Level I would be legally traded at the New York Stock Exchange (NYSE), US on April 21, 2003. With this program, Bank Buana would enlarge the opportunity of the Public Investor including the American Public Investor to acquire Bank Buana's shares. This is one of Bank Buana' strategies to introduce and improve the image of the Bank worldwidely.

4. On March 28, 2003, Bank Buana held an Annual Shareholders General Meeting and Extraordinary Shareholders General Meeting at Sari Pan Pacific Hotel, Jakarta. The meeting has approved the Bank's Financial Statement for fiscal year ended December 31, 2002 and the distribution of cash dividend for a total of Rp. 75 billion or Rp. 25.40/ share. A dividend Interim of Rp 57 billion, which is a portion of the overall cash dividend, has been distributed proportionally to all Shareholders on March 10, 2003.

5. Bank Buana and the International Finance Corporation (IFC), the private sector of the World Bank Group signed a preliminary agreement, Memorandum of Understanding (MOU) on March 24, 2003. The planned transaction underlines IFCs commitment to support the development of more sophisticated Indonesian financial sector that expands access to capital, especially for small and medium enterprises. In addition, the investment of IFC would strengthen Bank Buana's lending activities to small and medium enterprises and among other companies in Indonesia. IFC plans to work closely with Bank Buana to develop a more diverse investor base and enhance the Bank's Corporate Governance model by implementing international best practices.

History

Bank Buana was established on August 31, 1956. In the early seventies, the Bank performed a series of merger and acquisitions with PT Bank Pembinaan Nasional in 1972, PT Bank Kesejahteraan Masyarakat in 1974 and PT Bank Aman Makmur-Jakarta in 1975. The Bank acquired an exchange license in 1976. In 1989 and throughout the nineties, Bank Buana formed joint-venture banks which included Mitsubishi Bank Limited of Japan, DBS Bank and TatLee Bank both of Singapore. Bank Buana consistently performed a prudent banking system and distributed loan primarily to small to medium enterprises. These banking practices had helped the Bank became one of the few banks in the country that was able to survive from the 1997 Indonesian economic crisis. In 1998, Bank Buana obtained an "A" category Bank rating from the Central Bank and listed at the Jakarta and Surabaya Stock Exchange in July 2000. In 2002, Bank Buana has divested its shares in Keppel TatLee Bank.

Share Price



1,400
1,350
1,300
1,250
1,200
1,150
1,100
1,050
1,000
950
900
850
800
750
650
650
Distribution of cash dividend, share devidend and bonus shares
Stock Split Announcement
Share price adjustment as implementation of 1 for 2 stock split
Apr 15, 2002
Jun 26, 2002
Sep 16, 2002
Dec 13, 2002
Feb 14, 2003
Apr 8, 2003

Share Volume



3,200,000
2,580,000
1,920,000
1,280,000
640,000
0
Apr 15, 2002
Jun 26, 2002
Sep 16, 2002
Dec 13, 2002
Feb 14, 2003
Apr 8, 2003

Source : IndoExchange

SHAREHOLDERS	31-Mar-03	31-Mar-02
PT Sari Dasa Karsa	64.51	73.83
PT Makindo Tbk	6.67	6.60
Public	28.82	19.57
Total	**100.00**	**100.00**

LOAN COLLECTIBILITY *	31-Mar-03		31-Mar-02	
	Rp million	%	Rp million	%
Current	4,115.648	97.68	2,824,907	96.01
Special Mention	49,740	1.18	45,698	1.55
Substandard	37,061	0.88	24,046	0.82
Doubtful	1,842	0.04	1,465	0.05
Loss	8,927	0.21	46,251	1.57
Total	**4,213,217**	**100.00**	**2,942,369**	**100.00**

LOAN BY ECONOMIC SECTOR *	31-Mar-03		31-Mar-02	
	Rp million	%	Rp million	%
Agriculture	30,830	0.73	23,354	0.79
Mining	897	0.02	642	0.02
Industry	1,042,701	24.75	702,209	23.87
Electricity, gas & water	791	0.02	297	0.01
Construction	104,523	2.48	48,152	1.64
Trading, restaurant & hotel	1,966,579	46.68	1,414,827	48.08
Transportation, warehousing & Communication	160,486	3.81	134,925	4.59
Business Service	406,399	9.65	273,879	9.31
Social Service	39,548	0.94	26,127	0.89
Others	460,463	10.93	317,956	10.81
Total	**4,213,217**	**100.00**	**2,942,369**	**100.00**

LOAN BY MARKET SEGMENT *	31-Mar-03		31-Mar-02	
	Rp million	%	Rp million	%
Consumers	460,638	10.93	298,719	10.15
Ritel & Commercial	2,656,129	63.04	1,979,498	67.28
Corporate	1,096,450	26.02	664,152	22.57
Total	**4,213,217**	**100.00**	**2,942,369**	**100.00**

* Exclude fixed loan facilities to other banks